Exhibit 99.1

Farfetch Raises $250 Million from Tencent and Dragoneer to Support Continued Growth

• Tencent and Dragoneer each to invest $125 million in Convertible Senior Notes

• Extends the existing relationship in the luxury category between Farfetch and Tencent

LONDON, U.K. January 30, 2020 – Farfetch Limited (NYSE: FTCH) (the “Company”), the leading global technology platform for the luxury fashion industry, today announced that it has agreed to issue and sell, via a private placement, convertible senior notes (the “Notes”) in an aggregate principal amount of $250 million (the “Transaction”). Tencent, a global technology pioneer headquartered in Shenzhen, China, has committed to a strategic investment by agreeing to purchase $125 million of the Notes, and San Francisco-based investment firm Dragoneer has agreed to purchase the remaining $125 million of Notes. Closing of the Transaction is subject to customary conditions.

The financing will supplement Farfetch’s current liquidity position. As of December 31, 2019, the Company’s cash and cash equivalents balance amounted to approximately $320 million.

The additional capital supports Farfetch’s long-term strategy of delivering a global technology platform for the luxury fashion industry and facilitates the Company’s continued focus on executing its growth plans, including in the key China market, and driving towards operational profitability.

Tencent’s investment in Farfetch elevates the ongoing relationship between the two companies, which, through Farfetch’s role as the premier luxury gateway to China, is helping western luxury brands reach the Chinese consumer through Tencent’s WeChat platform.

Farfetch currently powers a roster of more than 80 luxury brands on WeChat, including Moncler, Balenciaga, Saint Laurent, Armani and Ralph Lauren, and is a partner to these brands for new developments and launches on WeChat, pioneering the use of key opinion leader (“KOL”) mini-programs such as Mr. Bags, Shiliupo and ByFresh.

The Notes will be issued upon closing pursuant to an Indenture (the “Indenture”) with Wilmington Trust, National Association, as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable.

The Notes will mature on December 31, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The Notes will be senior, unsecured obligations of the Company, bearing interest at a rate of 5.00% per year, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing on March 31, 2020. The Notes may be converted at an initial conversion price of $12.25, which reflects a 31% premium to the 30-day VWAP share price when the Transaction was agreed in principle on December 19, 2019. Upon conversion, the Notes will be settled, at the Company’s election, in Class A ordinary shares of the Company, cash, or a combination of cash and Class A ordinary shares of the Company (subject to certain exceptions set forth in the Indenture). Holders of the Notes will have the right to require the Company to repurchase all or some of their Notes for cash at 100% (or 150%, in the event of a change in control, as defined in the Indenture) of their principal amount, plus all accrued and unpaid interest to, and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions.

The Company may not redeem the Notes prior to the fourth anniversary of the closing date, unless certain changes in tax law or other related events occur. The Company may redeem all, but not less than all, of the Notes, at its option, four years after the closing date, but on or before the 35th scheduled trading day immediately preceding the maturity date, at a redemption price equal to 165% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date.

José Neves, Farfetch Founder, CEO and Co-Chair, said: “I am pleased to have Tencent and Dragoneer as part of the Farfetch investor base. Tencent’s deep technology expertise and ongoing relationship with Farfetch, paired with Dragoneer’s expertise in supporting growth-oriented technology companies, makes both investors outstanding partners to support Farfetch’s next chapter of growth. As we continue to execute on our long-term strategy, we believe that this investment supports Farfetch in delivering on the significant opportunity we see and scaling our business to achieve profitability in the medium term.”

Martin Lau, President of Tencent, said: “We are excited to build on our cooperation with Farfetch and support the Company as it accelerates its growth in China and enhances its customer experience and offerings in the region. Tencent looks forward to supporting Farfetch’s mission to be a global technology platform for luxury fashion, and especially where we can support its efforts in China.”

Marc Stad, Founder and Managing Partner of Dragoneer Investment Group, said: “We are delighted to have the opportunity to invest in Farfetch at this stage in the Company’s growth story. Under José’s leadership, Farfetch has established itself as the leading global technology platform for luxury fashion, capturing market share and delivering a unique service to its growing customer base and its community of brands and boutiques. We look forward to the Company’s continued execution on its strategic vision to take the business to the next level.”

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Transaction described above, benefits of the Transaction including future opportunities and anticipated business levels, future financial or operating performance, planned activities and objectives, anticipated growth resulting from the Transaction, market opportunities, strategies, competition and other expectations, and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

uncertainties regarding the Transaction, including that we may not achieve expected benefits attributable to the Transaction within our expected time-frames or at all; our indebtedness could adversely affect our financial health and competitive position; our indebtedness may restrict our ability to pursue our business strategies; and the Transaction may result in harm to our brand and reputation. In addition, with regard to Farfetch, a number of important factors could cause our actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements. Such factors include, but are not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rate; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit shareholders’ ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2019 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

J.P. Morgan served as sole structuring agent to Farfetch in connection with the transaction.

End

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in 190 countries with items from more than 50 countries and over 1,200 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards Group, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.

About Tencent

Tencent uses technology to enrich the lives of Internet users. Tencent’s communications and social platforms, Weixin and QQ, connect users with each other and with digital content and services, both online and offline, making their lives more convenient. Tencent’s targeted advertising platform helps advertisers reach out to hundreds of millions of consumers in China. Tencent’s FinTech and business services support its partners’ business growth and assist their digital upgrade. Tencent invests heavily in talent and technological innovation, actively promoting the development of the Internet industry. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.HK) are listed on the Main Board of the Stock Exchange of Hong Kong.

About Dragoneer

Dragoneer is a San Francisco-based, growth-oriented investment firm with over $8.5 billion in long-duration capital from many of the world’s leading endowments, foundations, sovereign wealth funds, and family offices. Dragoneer has a history of partnering with management teams growing exceptional companies characterized by sustainable differentiation and superior economic models. The firm’s track record includes public and private investments across industries and geographies, with a particular focus on technology-enabled businesses. Dragoneer has been an investor in companies such as Airbnb, AmWINS, AppFolio, Dollar Shave Club, Etsy, Flipkart, MercadoLibre, PointClickCare, ServiceNow, Slack, Spotify, Square, Twilio, Uber, and others.